Consolidated Financial Statements

Response Biomedical Corp.
(Unaudited - Expressed in Canadian dollars)
Quarters Ended March 31, 2005 and 2004

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended March 31, 2005.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation]

	(Expressed in Canadian dollars)
	Unaudited

	March 31,	December 31,
	2005	2004
	$	$

ASSETS
Current
Cash	1,114,427	2,716,902
Short-term investment [note 7]	2,544	2,500
Trade receivables [note 4]	546,289	244,785
Other receivables	64,690	38,277
Inventories [note 5]	967,269	1,024,111
Prepaid expenses and other	75,886	52,076
Total current assets	2,771,105	4,078,651
Capital assets	472,058	394,253
Deferred loan costs [note 6]	53,910	71,880
Total assets	3,297,073	4,544,784

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 13[b]]	879,724	859,502
Deferred revenue - current portion	52,528	90,505
Deferred lease inducement - current portion	5,588	7,450
Total current liabilities	937,840	957,457
Deferred revenue	175,272	155,271
Deferred lease inducement	1,240	1,240
Total liabilities	1,114,352	1,113,968
Commitments and contingencies [notes 8[e] and 10]
Shareholders’ equity
Share capital [note 8[a]]	35,707,259	35,606,778
Contributed surplus	3,891,402	3,662,970
Deficit	(37,415,940)	(35,838,932)
Total shareholders’ equity	2,182,721	3,430,816
Total liabilities and shareholder’s equity	3,297,073	4,544,784

See accompanying notes

On behalf of the Board:

"William J. Radvak" William J. Radvak Director	"Brian G. Richards" Brian G. Richards Director

Response Biomedical Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[See Note 1 - Basis of Presentation]

Three Months Ended March 31	(Expressed in Canadian dollars)
	Unaudited

	2005	2004
	$	$

REVENUE
Contract service fees and revenues from
collaborative research arrangements [note 11]	7,294	181,208
Product sales [note 11]	789,523	627,928
Total revenue	796,817	809,136
Less: cost of sales - products and services [note 12]	375,331	332,269
Gross profit	421,486	476,867

EXPENSES
Marketing and business development [note 12]	698,213	226,993
Research and development [note 12]	660,099	369,086
General and administrative [note 9 and 12]	400,763	333,246
Stock-based compensation [note 3 and 8[c]]	228,432	221,875
Total expenses	1,987,507	1,151,200

OTHER EXPENSE
Interest expense	104	20,405
Interest income	(8,302)	(2)
Grant income	—	(49,700)
Deferred loan cost [note 6]	17,970	105,424
Foreign exchange (gain) loss	1,215	44
Total other expense	10,987	76,171

Loss for the period	(1,577,008)	(750,504)

Deficit, beginning of period	(35,838,932)	(30,899,957)
Deficit, end of period	(37,415,940)	(31,650,461)

Loss per common share - basic and diluted
[note 8[f]]	($0.02)	($0.01)

Weighted average number of common shares
outstanding [note 8[f]]	67,574,453	53,868,112

See accompanying notes

Response Biomedical Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[See Note 1 - Basis of Presentation]

Three Months Ended March 31	(Expressed in Canadian dollars)
		Unaudited
	2005	2004
	$	$

OPERATING ACTIVITIES
Loss for the period	(1,577,008)	(750,504)
Add (deduct) items not involving cash:
Amortization of capital assets	60,723	44,723
Stock-based compensation	228,432	221,875
Amortization of deferred loan costs	17,970	105,424
Deferred leasehold inducement	(1,862)	—
Changes in non-cash working capital:
Trade receivables	(301,502)	(189,169)
Other receivables	(26,413)	—
Inventories	56,842	(255,772)
Prepaid expenses and other	(23,810)	(58,550)
Accounts payable and accrued liabilities	20,221	127,234
Deferred revenue	(17,976)	(3,755)
Cash used in operating activities	(1,564,383)	(758,494)

INVESTING ACTIVITIES
Purchase of capital assets	(138,529)	—
Short-term investments	(44)	(6,352)
Cash used in investing activities	(138,573)	(6,352)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, options
and warrants, net of share issue costs [note 8[b]]	100,481	633,317
Proceeds from bank indebtedness	—	189,437
Proceeds from (repayment of) loans from shareholders
and directors	—	(57,727)
Cash provided by financing activities	100,481	765,027

Increase (decrease) in cash	(1,602,475)	181
Cash, beginning of period	2,716,902	856
Cash, end of period	1,114,427	1,037

Supplemental disclosure
Interest paid	104	20,405

See accompanying notes

Response Biomedical Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended December 31, 2004 and on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2005 and for all such periods presented. Certain comparative figures for prior periods have been reclassified to conform to the current presentation.

These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 included in the Response Biomedical Corp. Annual Report filed with the appropriate securities commissions. The results of operations for the three-month period ended March 31, 2005 are not necessarily indicative of the results for the full year. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in Note 13.

At March 31, 2005, the Company had incurred significant losses and had an accumulated deficit of $37,415,940. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is planning to raise additional capital to finance expected growth. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2004.

3. CHANGE IN ACCOUNTING POLICY

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plan to executive officers, directors and employees, effective January 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plan to non-employees. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005	(Expressed in Canadian dollars)

method. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option pricing model and is amortized over the vesting terms of the stock options. As a result of the adoption of fair value accounting for stock option grants to executive officers, directors, and employees effective January 1, 2003, the Company recorded stock-based compensation expense of $228,432 [2004 - $221,875] during the three-month ended March 31, 2005.

4. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, short-term investment, trade receivables, other receivables, accounts payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at March 31, 2005, the Company has accounts receivable from 25 customers, of which the top five represent 82% of the accounts receivable balance. As at December 31, 2004, the Company had accounts receivable from 21 customers of which the top five represent 72% of the accounts receivable balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that greater than 88% of total revenues were received in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts which are used to pay for expenses in U.S. dollars. Fluctuating foreign exchange rates are reflected in the line of credit available to the Company, however, the balance outstanding on the line of credit is not subject to foreign exchange adjustments.

5. INVENTORIES

	March 31,	December 31,
	2005	2004
	$	$

Raw materials	298,473	293,642
Work in process	36,741	94,535
Finished goods	632,055	635,934
	967,269	1,024,111

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005	(Expressed in Canadian dollars)

6. DEFERRED LOAN COSTS

	March 31,	December 31,
	2005	2004
	$	$

Deferred loan costs	71,880	71,880
Less: amortization	17,970	—
	53,910	71,880

For the quarter ended March 31, 2005, the Company recorded amortization expenses of $17,970 [2004 - $105,424] on capitalized loan costs of $71,880 relating to previously capitalized loan costs. The $105,424 amortized on the financial in 2004 relates to loan costs capitalized in 2003.

7. BANK INDEBTEDNESS

As at March 31, 2005 the Company has a revolving credit facility of up to US$1,000,000 [2004 – US$1,000,000] with a Canadian chartered bank of which $nil [2004 - $nil] was utilized as at March 31, 2005. Amounts outstanding under this credit facility are payable on demand and bear interest at the bank’s prime rate which at March 31, 2005 was 4.25% [2004 - 4.25%] . This credit facility is guaranteed by a shareholder up to December 31, 2005. Amounts advanced under the facility, if any, are repayable in full on or before December 15, 2005. In consideration for providing the guarantee in December 2004, the Company issued to the guarantor a total of 449,250 non-transferable share purchase warrants entitling the holder to acquire one common share for each warrant at an exercise price of $0.80 per common share expiring on December 31, 2005. The Company has an additional credit facility in the amount of $2,500 collateralized by an assignment of a short-term investment.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005	(Expressed in Canadian dollars)

8. SHARE CAPITAL

[a]	Authorized - 100,000,000 common shares without par value.

Issued and outstanding	Number	Amount
	#	$

Balance, December 31, 2004	67,435,472	35,606,778
Issued for cash:
Shares issue costs	-	(9,419)
Exercise of stock options	184,000	109,900
Balance, March 31, 2005	67,619,472	35,707,259

[b]	Stock option plan

On June 19, 1996, and subsequently amended on various dates through June 21, 2004, the shareholders approved a stock option plan (the “Plan”) to reward executive officers, directors, employees and consultants who contribute to the continued success of the Company. The exercise price of the options is determined by the Board, but generally will be equal to the greater of the average closing price of the common shares for the ten trading days immediately preceding the date of grant or the closing price on the date of grant (Fair Market Value). The options generally vest over a period of 18 months and the term may not exceed ten years. In accordance with the Plan, the Company may grant options to purchase up to a maximum of 11,500,000 [December 31, 2004 – 11,500,000] common shares of the Company at any one point in time. The effective date of the Plan was April 19, 1996 and the Plan will terminate April 19, 2006. The vesting periods and terms of the stock options granted prior to the expiration of the Plan will remain effective following the expiration of the Plan. Any canceled, forfeited or expired stock options are available for future issuance. At March 31, 2005, the Company has 845,213 [December 31, 2004 – 1,407,963] stock options available for issuance under the plan.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005	(Expressed in Canadian dollars)

8. SHARE CAPITAL (cont’d.)

[b]	Stock option plan (cont’d.)

At March 31, 2005 the following stock options were outstanding:

	Options outstanding			Options exercisable
	March 31, 2005			March 31, 2005
		Weighted
		average	Weighted	Number of options	Weighted
Range of	Number of shares	remaining	average	currently	average
exercise prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$

0.27 – 0.36	1,125,250	1.59	0.27	1,125,250	0.27
0.40 – 0.49	45,200	3.10	0.46	42,700	0.46
0.50 – 0.57	2,766,100	2.04	0.50	2,675,350	0.50
0.61 – 0.69	207,800	2.05	0.62	343,775	0.63
0.72 – 0.79	1,836,100	3.17	0.72	1,109,263	0.73
0.80 – 0.89	1,878,450	3.47	0.82	1,054,775	0.82
0.90 – 1.27	161,350	3.44	1.01	104,600	1.02
0.27 – 1.27	8,020,250	2.60	0.61	6,455,713	0.57

The options expire at various dates from August 1, 2005 to March 21, 2010.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005	(Expressed in Canadian dollars)

8. SHARE CAPITAL (cont’d.)

[b]	Stock option plan (cont’d.)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$

Balance, December 31, 2004	7,641,500	0.60
Options granted	647,750	0.76
Options expired	(85,000)	1.21
Options exercised	(184,000)	0.60
Balance, March 31, 2005	8,020,250	0.61

The exercise price equaled the Fair Market Value on the date of grant for all options issued during the quarter ended March 31, 2005 and 2004.

[c]	Stock-based compensation

For the quarter ended March 31, 2005, the estimated fair value of stock options granted to employees resulted in compensation expense of $192,000 [2004 - $55,975] and the estimated fair value of stock options granted to non-employees resulted in compensation expense of $36,432 [2004 - $165,900], with a corresponding credit to contributed surplus.

The fair value of stock options granted during the quarter ended March 31, 2005 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005	(Expressed in Canadian dollars)

8. SHARE CAPITAL (cont’d.)

[c]	Stock-based compensation (cont’d.)

	Three Months Ended
	March 31,
	2005	2004

Dividend yield	0.0%	0.0%
Expected volatility	103%	106%
Risk-free interest rate	3.1%	2.8%
Expected life	2.4 years	2.1 years
Fair value per share	0.43	0.39

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended
	March 31,
	2005	2004
	$	$

Cost of sales - products and services	20,833	26,119
Marketing and business development	54,486	4,087
Research and development	58,053	32,894
General and administrative	95,060	158,775
	228,432	221,875

[d]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares are held in escrow as at December 31, 2004. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing in March 2005, 825,000 common shares currently held in escrow will be released in tranches over a period of six years, with tranches released every six months at the discretion of the Company.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005	(Expressed in Canadian dollars)

8. SHARE CAPITAL (cont’d.)

[d]	Escrow shares (cont’d.)

Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. As of March 31, 2005 no escrow shares had been released.

[e]	Common share purchase warrants

At March 31, 2005, the following common share purchase warrants were outstanding:

Number of Issuable	Exercise price
Warrants	$	Date of expiry

2,005,835	1.00	December 30, 2005
449,250	0.80	December 31, 2005
1,875,000	1.15	June 21, 2006
2,005,832	1.25-1.50*	December 30, 2006
6,335,917

   *The exercise price is $1.25 if exercised prior to December 31, 2005, and $1.50 thereafter.

The Company is required to pay additional finders fees of $117,813 upon exercise of the 1,875,000 share purchase warrants issued pursuant to the June 21, 2004 financing.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005	(Expressed in Canadian dollars)

8. SHARE CAPITAL (cont’d.)

[f]	Loss per common share

	Three Months Ended
	March 31,
	2005	2004
	$	$
Numerator
Loss for the period	(1,577,008)	(750,504)
Denominator
Weighted average number of
common shares outstanding	67,574,453	54,693,112
Less: escrowed shares	—	825,000
Weighted average number of
common shares outstanding	67,574,453	53,868,112
Loss per common share - basic
and diluted	($0.02)	($0.01)

9. RELATED PARTY TRANSACTIONS

The Company compensated Mr. Stephen Holmes in the amount of $3,000 during the first quarter of 2005 as the Chairman of the Board of Directors, but has no other standard arrangement pursuant to which directors are paid a fee by the Company for their services in their capacity as directors, except for the granting from time to time of incentive stock options. During the first quarter of 2005, Company granted incentive stock options to purchase 150,000 common shares to directors compared to 675,000 stock options in the first quarter of 2004.

The Company has entered into a strategic consulting services agreement with a company controlled by a director. Pursuant to the terms of the agreement, the Company is required to pay a monthly fee of US$5,000, expiring June 30, 2005. During the first quarter of 2005, the Company paid $18,384 for strategic consulting services compared to $26,280 for the same period in 2004.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005	(Expressed in Canadian dollars)

9. RELATED PARTY TRANSACTIONS (cont’d.)

The following payments were made to directors or companies related to or under their control for the quarter ended March 31, 2005:

	Three Months Ended
	March 31,
	2005	2004
	$	$

General and administrative
Strategic consulting services	18,384	26,280
Directors’ fees	3,000	3,000

10. COMMITMENTS AND CONTINGENCIES

As at March 31, 2005, the Company had $276,000 in capital equipment expenditure commitments of less than one year. In addition, to support expanding manufacturing, sales and marketing and research and development functions, the Company is in the process of negotiating a lease agreement on a new facility.

11. SEGMENTED INFORMATION

The Company operates primarily in one business segment in the research, development and commercialization of diagnostic technologies with substantially all of its assets and operations located in Canada. The Company’s revenues are generated from product sales in Canada, U.S., Europe, Asia and the Middle East. Expenses are primarily incurred in Canada and the U.S.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005	(Expressed in Canadian dollars)

11. SEGMENTED INFORMATION (cont’d.)

Contract service fees and revenues from collaborative research arrangements by geographic location for the quarter ended March 31, 2005 were as follows:

	Three Months Ended
	March 31,
	2005	2004
	$	$

Canada	—	181,208
United States	7,294	—
Asia	—	—
Total	7,294	181,208

Product sales by customer location for the quarter ended March 31, 2005 were as follows:

	Three Months Ended
	March 31,
	2005	2004
	$	$

Canada	79,303	18,756
United States	633,042	511,150
Europe	17,711	7,350
Asia	53,005	89,612
Middle East	6,462	1,060
Total	789,523	627,928

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005	(Expressed in Canadian dollars)

11. SEGMENTED INFORMATION (cont’d.)

Product sales by type of product for the quarter ended March 31, 2005 were as follows:

	Three Months Ended
	March 31,
	2005	2004
	$	$

Bio-defense products	620,943	467,475
Clinical products	56,211	54,268
Vector products (West Nile Virus)	112,369	106,185
Total	789,523	627,928

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as more fully described in Note 16 in the Company’s annual audited consolidated financial statements for the year ended December 31, 2004.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005	(Expressed in Canadian dollars)

13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

If U.S. GAAP were followed:

[i]	the effect on the Statements of Loss and Deficit would be:

	Three Months Ended
	March 31,
	2005	2004
	$	$

Loss for the period, Canadian GAAP	(1,577,008)	(750,504)

Loss and comprehensive loss for the period,
U.S. GAAP	(1,557,008)	(750,504)

Basic and diluted loss per common share,
U.S. GAAP:	($0.02)	($0.01)

Weighted average number of common
shares, U.S. GAAP	67,574,453	53,868,112

[ii] The effect on Balance Sheet items would be:
	March 31,	December 31,
	2005	2004
	$	$

Contributed surplus	2,338,749	2,110,317
Deficit	(37,688,370)	(36,111,362)

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005	(Expressed in Canadian dollars)

13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[b]	Accounts payable and accrued liabilities comprise:
		March 31,	December 31,
		2005	2004
		$	$

	Trade accounts payable	394,715	472,828
	Employee-related accruals	343,479	258,165
	Other accrued liabilities	141,530	128,509
		879,724	859,502

[c]	Pro forma information – Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to January 1, 2003. For stock options granted in 2002, the fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 97.62%; risk-free interest rate - 4.24%; and expected average life of the options - 2.5 years. For stock options granted during the three months ending March 31 2005 and 2004, see note 8[c].

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	Three Months Ended
	March 31,
	2005	2004
	$	$

Loss for the period U.S. GAAP	(1,577,008)	(750,504)
Add: Stock-based employee compensation
expense included in reported loss above	228,432	221,875
Deduct: Total stock-based employee compensation
expense using fair value based method for
all awards	(228,432)	(221,875)
Pro forma loss for the period	(1,557,008)	(750,504)
Basic and diluted loss per common share
As reported	($0.02)	($0.01)
Pro forma	($0.02)	($0.01)